<Translation>




URL : http://www.cybird.co.jp/english/investor/index.html

News Release

March 31, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111



Notice regarding Changes in Top Directors and Operating Officers and in Organization

Tokyo, Japan, March 31, 2006 — CYBIRD Co., Ltd. announced that the board of directors approved the following changes in its top-ranking directors and operating officers and in its organization, effective April 1, 2006.

I. Changes in Directors and Operating Officers

1. Changes

Name	New Title	Old Title
Kazutomo Robert Hori	Chairman and CEO	Chairman and CEO
Kenichiro Nakajima	Executive Vice President and CSO	Director and Executive Vice President
Tatsuya Kato	Director and Executive Vice President in Charge of Business Integration	President and COO
Toshiaki Kawata	President and COO	Vice President

2. Reasons for Changes

CYBIRD made changes in the job allocations of directors and operating officers in the light of the planned integration of the businesses of the Company and JIMOS CO., LTD. The decision to integrate their businesses was made on March 14, 2006, with integration scheduled to occur on October 1, 2006. Mr. Tatsuya Kato has been appointed Director in Charge of Business Integration to allow him concentrate fully on the Business Merger Project, while Mr. Toshiaki Kawata has been appointed a President and COO.

Targeting further reinforcement of CYBIRD Group management, Kazutomo Robert Hori has been appointed Chairman and Chief Executive Officer (CEO) while Kenichiro Nakajima has been newly appointed Executive Vice President and Chief Strategy Officer (CSO).

3. Career Summaries of Newly Appointed Executive Directors and Operating Officers


06012586

(1) Career Summary of Executive Vice President and CSO Kenichiro Nakajima

Kenichiro Nakajima (Born January 22, 1967)

April 1989	Joined RECRUIT CO., LTD.
Feb. 2000	Joined CYBIRD Co., Ltd., as a Director
June 2001	Appointed Senior Vice President
April 2005	Appointed Director and Executive Vice President (present post)

(2) Career Summary of President and COO Toshiaki Kawata

Toshiaki Kawata (Born March 17, 1964)

April 1986	Joined Sumitomo Corporation
March 2004	Joined CYBIRD Co., Ltd., as Senior Manager of Corporate Planning Department

4/17

<Translation>

April 2004	Appointed Senior Manager of Corporate Planning Department and Deputy Manager of Marketing Solution Division
April 2005	Appointed Vice President (present post)

II. Organizational Changes

CYBIRD implemented changes in its organizational structure to further strengthen its organizational capabilities. (See attached organizational chart)

(End of document)

Organization Chart (effective April 1, 2006)


Internal Auditing Department
President
Mobile Strategy Division
Content Management Division
Platform Development Division
Business Development Division
Technology Division
International Business Division
Corporate Strategy Division
Corporate Finance Division
HR Division
Legal & Corporate Affairs Division